October 13, 2010
VIA FACSIMILE TRANSMISSION
Mr. Hugh West
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
RE:	Reliance Bancshares, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 00-52588
Dear Mr. West:
     On behalf of Reliance Bancshares, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as required by your letter of September 23, 2010 to the undersigned. Our responses are numbered to correspond with the numbered comments contained in the September 23, 2010 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 1. Business
Informal Regulatory Agreements, page 3
1.	We note the disclosure regarding your memorandums of understanding (MOUs) with various regulators. To the extent that initiatives implemented to comply with the MOUs (or other agreements) are expected to have a material impact on your results of operations, financial position, or liquidity, please revise your future filings to disclose in detail the changes you have made or intend to make to comply with this guidance. Specifically, discuss any changes to your allowance for loan loss methodology and to quantify the impact of any methodology enhancements on the amounts recorded at March 31, 2010 and June 30, 2010 and clearly disclose how you evaluated the impact of the changes on your allowance as of December 31, 2009. Otherwise, confirm in your response that you believe the initiatives will not have a material impact on your future periods and would not have had a material impact had they been applied in past periods. Tell us how you assessed their materiality for these purposes.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

Company Response: Management does not believe that the MOUs and other agreements with the banking regulators have had, or will have, a material impact on the Company’s consolidated results of operations, financial position, or liquidity. Many of the items included in the various agreements are standard requirements for such agreements and have generally been issued when certain negative thresholds are reached — in this case, the Banks’ level of problem assets as a percentage of regulatory capital and a high concentration in commercial real estate lending of the Company’s two subsidiaries, Reliance Bank and Reliance Bank, FSB (the “Banks”).

The regulatory agreements reaffirm that the Banks’ management continue with its present actions and initiatives which had already been in place, specifically, to:
•	develop a plan to reduce criticized assets (the Banks have established plans to reduce their level of criticized assets on an on-going basis — once an asset is placed on the Banks’ watch lists, formal action plans are developed specifically for that asset);

•	maintain the reserve for loan losses at a level which is reasonable in relation to the degree of risk inherent in the Banks’ loan portfolios (as discussed more fully below, the Banks’ reserve for loan losses calculations have been and will continue to be maintained at adequate levels in accordance with applicable regulatory guidelines and generally accepted accounting principles);

•	develop and adopt policies and procedures designed to identify and monitor concentrations of credit (the Company has always had a high concentration of credit in the commercial real estate area, and has expanded its monitoring efforts in this area through increased loan review efforts and more frequent valuations of commercial real estate loan collateral);

•	formulate plans to reduce the levels of concentrations of credit in the commercial real estate and land acquisition and development areas (the Company’s existing markets have largely dictated such actions, as the depressed markets have reduced the level of new loans made in these areas);

•	review and revise the Banks’ formal loan policies (the Banks have continued to update their loan policies and procedures in reaction to a declining economic environment);

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

•	cease making or extending any loans which might violate the Banks’ written loan policies (as noted above, the existing market conditions are not conducive to making many new loans. Any policy overrides have always required approval of the Board of Directors);

•	develop a formal written profit plan to ensure adequate capital is maintained at the Banks (the Company has an on-going three year budget process that looks at the Banks’ profitability on a short and long-term basis, with capital retention being a primary consideration. The Banks continue to be well capitalized through September 30, 2010); and

•	not pay dividends, management fees or bonuses, or incur any executive salary or other compensation that would reduce the Banks below well capitalized status (while the Company has added to its management ranks in 2010, no such payouts have occurred). Management compensation levels have always been considered moderate.
As noted in the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 4 of our 2009 Annual Report on Form 10-K, we do not expect the actions called for by the regulatory agreements/MOUs to change our business strategy in any material respect, although they may have the effect of limiting or delaying our ability or plans to expand. Should this change, we will disclose such changes in future filings. It should be noted that the Banks’ capital ratios are above regulatory levels for being characterized as “well capitalized.” Additionally, the agreements do not specify any specific levels for the reserve for loan losses or require any change in methodology. Company management acknowledges that in the normal course of dealing with an increased level of problem asset situations and a more uncertain lending environment that there has been, and will continue to be, an evolution of processes and procedures in striving to enhance the management of the situation. Prior to the economic downturn that has gripped our nation during the past three years, the Company had very few problem assets and minimal charge-offs.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three-Year Period Ended December 31. 2009, page 21
2.	Please revise your future filings to focus on management’s analysis of known material trends, events, demands, commitments and uncertainties related to your results of operations rather than merely restating financial statement information in a narrative form. Your analysis should consist of material substantive information (both quantitative and qualitative) and present a balanced view of the underlying dynamics of the company’s business. In your discussion of known material trends, events, demands, commitments and uncertainties, you should consider including an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, and the relative significance of those matters. In providing your analysis, you may find it helpful to include a discussion of key variables, such as industry specific metrics, and financial measures management utilizes in managing the business. Refer to Item 303(A)(3) of Regulation S-K and our website (http://www.sec.gov/rules/interp//338350.htm) for additional guidance.

Company Response: Company management acknowledges the staff’s comments and will strive in future filings to enhance the disclosures provided when discussing the Company’s results of operations. Based on previous comments received from the Commission in our initial filing on Form 10, we have always attempted to provide a summary of the numerical changes in the results of operations, financial position, and liquidity, followed by the primary reasons for such changes.

Credit Risk Management, page 29

3.	We note that nonperforming loans totaled approximately $72 million or 6.32% of total loans at December 31, 2009 and approximately $94 million or 8.80% of total loans at June 30, 2010; also that the allowance for loan losses amounted to $32.2 million or 2.82% of total loans and $36.2 million or 3.39% of total loans at December 31, 2009 and June 30, 2010 respectively. We also note that your nonperforming loans increased by approximately $60 million from 2008 through June 30, 2010, while your allowance increased $22 million in that same time. Please tell us and more clearly disclose in future filings the relationships between such key performance indicators (i.e., the allowance for loan losses; non-performing loans, non-performing loan coverage ratio, etc.) and the specific causal factors that triggered such growth. In your disclosure, provide an analysis of the specific and general components of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

quality of the applicable loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss.

Company Response: Since its inception in 1999, the Company has experienced significant loan growth in the St. Louis metropolitan area, and in the Ft. Myers area of Florida, with expansion to that area by the Company in 2005. The southwestern Florida area began experiencing economic distress ahead of most of the country, with the long-booming real estate market in Florida beginning its decline in 2007. As a result, the Company began experiencing an increase in troubled asset situations in 2007 and began increasing its reserve for loan losses accordingly as the Florida real estate market weakened. In 2010, after two and one-half years of a free-fall decline in Florida real estate values, Company management believes that the Florida real estate market has begun to stabilize at the low valuation levels to which it has dropped during this economic recession. While the Florida real estate market has begun to stabilize, the real estate markets in the St. Louis metropolitan area (as well as the Houston, Texas and Phoenix, Arizona markets in which the Company has established loan production offices) continue to experience increased stress. Throughout this time period, the Company has attempted to address this dichotomy of markets with the tables presented in its filings that portray the degree to which these geographic areas have been the source of problems.

While considering the level of nonperforming assets when assessing the appropriate level of the reserve for loan losses at a particular point in time, the Company does not use a pre-assigned coverage ratio of nonperforming assets. Since a significant percentage of the Company’s loan portfolio is concentrated in commercial and construction real estate (as discussed in its filings), the most significant determining factor when determining an appropriate level for the reserve for loan losses is a detailed analysis of the individual credit relationships and their potential for loss after considering the value of the underlying real estate collateral. During the past three years (first in Florida and then migrating to the Company’s other markets in St. Louis, Houston and Phoenix), the Company has experienced continued declines in collateral values (e.g., one credit relationship had collateral with a current appraised value of $2,000,000 at the end of 2008 and a current appraised value of $1,000,000 at the end of 2009 for the same property). Company management has assessed that this additional uncertainty has warranted caution in assessing an appropriate level for the reserve for loan losses, and that somewhat greater conservatism is warranted at this time to ensure that the reserving reflects the level of losses inherent within the portfolio at a particular point in time.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

The Company risk rates all of the loans in its loan portfolio, using a 1-7 risk rating system, with a “1” — rated credit being a high quality loan and a “7” — rated credit having some level of loss in the credit. Loan officers are responsible for risk-rating their own credits, including maintaining the risk rating on a current basis. Downgrades are discussed at various management and loan committee meetings. The risk ratings are also subject to an on-going review by an extensive loan review process performed independent of the loan officers. An adequately-controlled risk rating process allows Company management to conclude that the Banks’ watch lists (which include all credits risk-rated “4” or greater) are, for all practical purposes, a complete profile of situations with current loss exposure.

All loans included in the watch lists require separate action plans to be developed to reduce the level of risk inherent in the credit relationship. Based on the information included on the watch list and a review of each individual credit relationship thereon, the Company determines whether a credit is impaired. The Banks consider a loan to be impaired when all amounts due — both principal and interest — will not be collected in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value (and marketability), and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of shortfall in relation to the principal and interest owed.

When measuring impairment for loans, the expected future cash flows of impaired loans are discounted at the loan’s effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of collateral for a collateral dependent loan; however, substantially all of the Company’s presently impaired credit relationships are collateralized (and derive their ultimate cash flows therefrom) by commercial, construction, or residential real estate and, accordingly, virtually all of the Company’s impairment calculations for the present portfolio have been based on the underlying values of the real estate collateral.

The Banks’ watch lists include complete listings of credit relationships that are considered to be impaired, along with an assessment of the estimated impairment loss to be included as specific exposure for impaired loans. Such impairment calculations are based on current (less than six months old) appraisals of the underlying real estate collateral. The Company regularly obtains updated appraisals for all of its impaired credit relationships. As noted

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

above, the continued decline in real estate values experienced by the Company during the past three years has resulted in an increased level of the reserve for loan losses for these specifically identifiable impairment losses.

The sum of all exposure amounts calculated for impaired loans are included in the reserve for loan losses as the specifically-identifiable losses portion of the account balance. This is one portion of the reserve for loan losses. The second portion of the reserve for loan losses is a general reserve for all credit relationships not considered to be specifically impaired. This amount is calculated by first calculating the historical charge-off ratio for each of the particular loan categories and then subjectively adjusting these historical ratios for several economic and environmental factors. The adjusted ratio for each loan category is then applied against the non-impaired loans in that loan category, resulting in a general reserve for that particular loan category. The sum of these general reserve categories, when added to the amount of specifically identified losses on impaired credits, results in the final reserve for loan losses balance for a particular date. The Banks follow this process for calculating the reserve for loan losses on a quarterly basis.

In calculating the general portion of the reserve for possible loan losses, the loan categories used are real estate construction, residential real estate, commercial real estate, commercial and industrial, and consumer loans. Historical charge-off ratios are calculated on a rolling three year basis, which has resulted in higher reserve levels with the increased levels of charge-offs experienced during the past three years. The economic and environmental factors for which adjustments are made to the historical charge-off ratios include the following:
•	changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses.

•	changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments.

•	changes in the nature and volume of the portfolio and in the terms of loans.

•	changes in the experience, ability, and depth of lending management and other relevant staff.

•	changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans.

•	changes in the quality of the Banks’ loan review systems.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

•	changes in the value of underlying collateral for collateral-dependent laons.

•	the existence and effect of any concentrations of credit, and changes in the level of such concentrations.

•	the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Banks’ existing portfolios.
At December 31, 2009, the Company’s consolidated reserve for loan losses calculation had the following components (in thousands of dollars):
Specifically identifiable exposure on impaired loans:

Loan Type	# of credits	Loan balance	Exposure

Real estate construction	26	$41,737	$9,772
Residential real estate	14	4,459	830
Commercial real estate	21	50,798	5,737
Commercial and industrial	2	1,148	384
Consumer	1	2	1

		$98,144	$16,724

General reserve for non-impaired credits:

	Historical	Adjusted
	charge-off	charge-off	Non-impaired	Calculated
Loan Type	percentage	percentage	loan balance	reserve

Real estate construction	3.35%	3.91%	$130,994	$5,125
Residential real estate	1.00%	1.46%	80,199	1,167
Commercial real estate	1.04%	1.14%	746,256	8,519
Commercial and industrial	0.31%	0.71%	81,585	581
Consumer	1.24%	2.86%	3,703	106

			$1,042,737	15,498

Total reserve calculated				$32,222

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

At June 30, 2010, the Company’s consolidated reserve for loan losses calculation had the following components (in thousands of dollars):
Specifically identifiable exposure on impaired loans:

Loan Type	# of credits	Loan balance	Exposure

Real estate construction	23	$37,929	$6,413
Residential real estate	13	3,018	782
Commercial real estate	24	75,487	10,900
Commercial and industrial	7	1,268	442
Consumer	3	85	30

		$117,787	$18,567

General reserve for non-impaired credits:

	Historical	Adjusted
	charge-off	charge-off	Non-impaired	Calculated
Loan Type	percentage	percentage	loan balance	reserve

Real estate construction	4.79%	6.37%	$88,059	$5,610
Residential real estate	1.16%	2.03%	79,607	1,617
Commercial real estate	1.16%	1.37%	688,757	9,385
Commercial and industrial	0.23%	1.00%	89,734	898
Consumer	1.22%	2.91%	2,955	86

			$949,112	17,596

Total reserve calculated				$36,163

In future filings on Form 10-K, we will include disclosure similar to that provided above to comply with the Staff’s comment.

4.	We note your disclosure on page 31 that it is the Company’s practice to consider and act upon borrowers’ request for renewal of loans at maturity. Please provide in future filings (in tabular format) a summary of loans by type, amount, status at the time of renewal (i.e., accrual, non-accrual, 90 days delinquent and still accruing interest and troubled debt restructuring) and status after renewal.

Company Response: The renewal of loans at maturity is a standard and acceptable lending practice by all financial institutions, depending on the particular circumstances of a given lending situation. We infer that the staff’s concern is primarily directed to problem situations. This level of detail is not a required disclosure nor does it appear to have been provided by the vast majority of other financial institutions on a recurring basis. We believe our responses to other credit quality questions below should allay the staff’s concerns. The Company does not change the status of a nonperforming loan strictly by renewing the credit. [and therefore, the act of renewing a loan has no material effect on the Company’s liquidity.] We respectfully request that the Staff consider our responses to Comments below as sufficient to address the Staff’s concerns regarding loan renewal.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

5.	Please tell us and revise future filings to discuss in greater detail how you evaluate the various types of loans in your portfolio for impairment and how you measure the associated impairment, clarifying for which loans types you use the present value of expected future cash flows discounted at the loan’s effective interest rate, observable market price, if available, or the fair value of the collateral. Please provide your proposed disclosure in the response to this comment.

Company Response: As we state in response to Comment 3 above, virtually all of the impaired loans in the Banks’ current portfolios are secured by real estate, primarily commercial or construction property. Accordingly, impairment has been calculated based on current “as is” appraisals of the underlying real estate collateral. We respectfully request that the Staff consider our disclosure provided in response to Comment 3, in addition to the disclosure provided herein, as sufficient to address the Staff’s concerns about future filings.

6.	Please tell us and revise future filings to disclose the amount of loans and the amount of specific reserve calculated based on discounted cash flows, observable market price or fair value of collateral. For your collateral dependent loans, disclose:
•	How often and when updated third party appraisals are obtained and how this impacts the amount and timing of your loan loss provisions and charge-off’s.

•	Whether and why you make any adjustments to appraisals including any made as a result of outdated appraisals.

•	The type of appraisals used to measure impairment such as “retail value” or “as is” value. If you use “retail value” please explain how you reconcile this value to the amount used to measure impairment.

•	If external appraisals are not used to determine the value of the underlying collateral or where an appraisal has not been updated, disclose your processes and procedures for estimating the value of the collateral.
Company Response: Virtually all of the exposure computed on impaired loans as noted in our response to Comment 5 relates to real estate collateral. As we state in response to Comment 3 above, current appraisals are obtained or updated at least every six months on problem credits. All appraisals received are reviewed for reasonableness of assumptions used. When an appraisal appears to be unrealistic, a second appraisal is obtained from another independent appraiser. Loans are charged off when deemed uncollectible. We respectfully request that the Staff consider our disclosure provided in response to Comment 3, in addition to the disclosure provided herein, as sufficient to address the Staff’s concerns about future filings.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

Financial Statements for the Fiscal Year Ended December 31, 2009
Consolidated Statements of Operations, page F-4
7.	We note you have adopted ASC 320-10 in 2009; however, your presentation within this financial statement does not appear consistent with such guidance. Please advise and revise as necessary.

Company Response: We have revised the information presented in the consolidated statements of operations, as provided in the attached Exhibit 7.1 for the 2009 annual consolidated financial statements, the attached Exhibit 7.2 for the June 30, 2010 and 2009 consolidated statements of operations included in the June 30, 2010 Form 10-Q, the attached Exhibit 7.3 for the March 31, 2010 and 2009 consolidated statements of operations included in the March 31, 2010 Form 10-Q, and the attached Exhibit 7.4 for the September 30, 2009 and 2008 consolidated statements of operations included in the September 30, 2009 Form 10-Q.

We believe that the disclosure provided in our Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of these annual and quarterly reports has been updated to comply with ASC 320-10.

Once the Staff has concluded its review, we will revise our 2009 Form 10-K, and any applicable filings on Form 10-Q, as may be necessary.

8.	We note you issued preferred stock to the U.S. Treasury in connection with your participation in the TARP. Please explain why you have not presented preferred dividends and net (loss)/income available to common stockholders’ on the face of this financial statement. Further, explain why your (loss)/earnings per share amounts were not impacted by the preferred dividends paid. Please advise and revise as necessary.

Company Response: Preferred dividends and income (loss) available to common shareholders were inadvertently omitted from the consolidated statement of operations, which resulted in inaccurate per share calculations presented. We have revised the information presented in the consolidated statements of operations, as provided in the attached Exhibit 7.1 for the 2009 annual consolidated financial statements, the attached Exhibit 7.2 for the June 30, 2010 and 2009 consolidated statements of operations included in the June 30, 2010 Form 10-Q, the attached Exhibit 7.3 for the March 31, 2010 and 2009 consolidated statements of operations included in the March 31, 2010 Form 10-Q, and the attached Exhibit 7.4 for the September 30, 2009 and 2008 consolidated statements of operations included in the September 30, 2009 Form 10-Q. Updated information on these statements are highlighted in these Exhibits.

We believe that the disclosure provided in our Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of these annual and quarterly reports includes the disclosure contemplated by the Staff’s comment.

Once the Staff has concluded its review, we will revise our 2009 Form 10-K, and any applicable filings on Form 10-Q, as may be necessary.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

Notes to Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies
Investment in Debt Securities, page F-9
9.	We note on page 23 that that you adopted ASC 320-10 during 2009. Please revise your future filings to include the required assertions regarding your other than temporary impairment policy and remove the “intent and ability to hold” assertion. If true, please confirm these assertions in your response letter to address December 31, 2009 and June 30, 2010. Please provide your proposed disclosure in the response to this comment.

Company Response: We confirm that the following assertions were appropriate at December 31, 2009 and June 30, 2010, which will replace the last paragraph of our investment policy footnote in future filings:
Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in operations as realized losses. In estimating other-than-temporary impairment losses, management systematically evaluates investment securities for other -than-temporary declines in fair value on a quarterly basis. The analysis requires management to consider various factors, which include (1) the present value of the cash flows expected to be collected compared to the amortized cost of the security, (2) duration and magnitude of the decline in value, (3) the financial condition of the issuer or issuers, (4) structure of the security, and (5) the intent to sell the security or whether its more likely than not that the Company would be required to sell the security before its anticipated recovery in market value.
Loans, page F-10
10.	We note your disclosure here and at various other points in the filing that discusses analyses you performed related to the allowance for credit losses in terms of determining the amount of “potential loss” and “possible loss”. This disclosure would imply that you are attempting to project or forecast changes in facts and circumstances after the balance sheet date. Please explain how this supports an incurred, rather than expected, loss model. Please advise and revise as necessary. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on our web-site (http://www.sec.gov/divisions/corpfin/cfacctfinrptfrms.shtm1). Please provide your proposed disclosure in the response to this comment.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

Company Response: The Company’s processes for establishing the reserve for loan losses seek to ascertain an evaluation of the losses inherent in the loan portfolio at a particular point in time, with due consideration as to the uncertainties of identifying all situations and developing an assessment of the probable loss incurred. Only subsequent actions such as foreclosure and sale of a property evidence finalization of a process that is inherently one of estimation. The Company’s processes to establish an appropriate level of the reserve for loan losses do not attempt to project future losses, but such processes do seek insight as to the extent assessments may not have identified all situations nor estimated the full extent of the loss. As a practical matter, all financial institutions contend with the same uncertainties and that is why an allocation of the reserve for possible loan losses to demonstrate an aspect of management’s assessment always has an “unallocated” portion.

In future filings, we will attempt to avoid using language that might lead a reader of the financial statements to infer that a projection into the future is being performed. In future filings, the last sentence on page F-10 will be reworded as follows:
The provision charged to operations each year is that amount which management believes is sufficient to bring the balance of the reserve to a level adequate to absorb estimated losses inherent in the loan portfolio, based on its knowledge and evaluation of past losses, the current loan portfolio, and the current economic environment in which the borrowers of the Banks operate.
Once the Staff has concluded its review, we will revise our 2009 Form 10-K, and any applicable filings on Form 10-Q, as may be necessary.
Note 3 — Investment in Debt Securities, page F-17
11.	We refer to your investment securities tables on pages F-17. ASC 320-10-50 provides that the disclosures required shall be provided by major security type. Although section 50 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g., business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please provide us with, and revise your future filings to disclose, your major security types in greater detail as follows:
•	Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities, and collateralized debt obligations, as these major security types are specifically required for financial institutions based on the guidance in ASC 320-10-50;

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

•	Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and

•	Consider further segregating your trust preferred securities by type (e.g., single issuer vs. pooled) and class/tranche held (e.g., senior, mezzanine).
Company Response: Following are the requested disclosures for December 31, 2009 and 2008, provided in a format that we will use in future filings:

The amortized cost, gross unrealized gains and losses, and estimated fair values of the Banks’ available-for-sale debt securities at December 31, 2009 and 2008 were as follows:

		Gross	Gross
		unreal-	unreal-	Estimated
	Amortized	ized	ized	fair
2009	cost	gains	losses	value

Obligations of U.S. Government agencies and corporations	$116,150,389	273,013	(978,159)	115,445,243
Obligations of state and political subdivisions	30,012,602	651,846	(12,863)	30,651,585
Trust preferred collateralized debt obligations	3,697,211	—	(2,459,474)	1,237,737
U.S. agency residential mortgage-backed securities	134,883,536	2,430,220	(528,765)	136,784,991

	$284,743,738	3,355,079	(3,979,261)	284,119,556

		Gross	Gross
		unreal-	unreal-	Estimated
	Amortized	ized	ized	fair
2008	cost	gains	losses	value

Obligations of U.S. Government agencies and corporations	$65,973,705	1,520,692	(6,577)	67,487,820
Obligations of state and political subdivisions	34,063,983	141,586	(525,473)	33,680,096
Trust preferred collateralized debt obligations	4,073,332	—	(2,656,603)	1,416,729
Other debt securities	2,225,013	—	(66,780)	2,158,233
U.S. agency residential mortgage-backed securities	87,711,440	1,547,923	(113,749)	89,145,614

	$194,047,473	3,210,201	(3,369,182)	193,888,492

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

Please see our response to comment #14 for further clarification of the various components of the Company’s investment securities.

12.	Please provide us with, and revise your future filings to include, the table required by paragraph ASC 320-10-50-6 & 7.

Company Response: Following are the requested disclosures for December 31, 2009 and 2008 (including adding the second year to that already disclosed in Note 3 on page F-18), provided in a format that we will use in future filings:
Provided below is a summary of available-for-sale securities which were in an unrealized loss position at December 2009 and 2008. The obligations of U.S. Government agencies and corporations and U.S. agency residential mortgage-backed securities with unrealized losses at December 31, 2009 and 2008 are primarily issued and guaranteed by the Federal Home Loan Bank, Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation.

Obligations of states and political subdivisions in an unrealized loss position are primarily comprised of municipal bonds with adequate credit ratings, underlying collateral, and/or cash flow projections. The market for trust preferred collateralized debt obligations (TRUP CDOs) at December 31, 2009 and 2008 was not active and markets for similar securities were also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which TRUP CDOs trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive as a minimal number of TRUP CDOs have been issued since 2007. Very few market participants are willing and/or able to transact for these securities. The market values for these securities are very depressed relative to historical levels. During 2009, the level of defaults of the underlying financial institutions supporting certain of the TRUP CDOs increased to a level that resulted in an other-than-temporary impairment loss on such instruments. Accordingly, the Company incurred credits losses on these TRUP CDOs of $340,957.

The TRUP CDOs at December 31, 2009 and 2008 were comprised of four separate pooled issuances. Pool #1, with payments coming from the “C” mezzanine tranche, had a book and fair value of $1,000,000 and $494,432, respectively, at December 31, 2009. The present value of the estimated cash flows of this issuance was $1,001,928 at December 31, 2009, with 25 original issuers in the pool, of which 24 issuers were performing at December 31, 2009.

Pool #2, with payments coming from the “B” mezzanine tranche, had a book and fair value of $931,326 and $323,849, respectively, at December 31, 2009. The present value of the estimated cash flows of this issuance was $929,214 at December 31, 2009, with 56 original issuers in the pool, of which 45 issuers were performing at December 31, 2009.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

Pool #3, with payments coming from the “B-1” mezzanine tranche, had a book and fair value of $1,002,921 and $394,297, respectively at December 31, 2009. The present value of the estimated cash flows of this issuance was $1,006,859 at December 31, 2009, with 64 original issuers in the pool, of which 46 issuers were performing at December 31, 2009.

Pool #4, with payments coming from the “B” senior tranche, had a pre-write down book and fair value of $1,103,921 and $25,158 at December 31, 2009. The present value of the estimated cash flows of this issuance was $762,964 at December 31, 2009, with 59 original issuers in the pool, of which only 15 issuers were performing at December 31, 2009. Accordingly, the Company has recorded an other-than-temporary realized impairment loss in 2009 for the difference between the book value and present value of the related cash flows of $340,957. At December 31, 2008, no credit loss had yet been incurred, as the then present value of estimated cash flows exceeded the book value.

	Less than 12 months		12 months or more		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
2009	fair value	losses	fair value	losses	fair value	losses
Obligations of U.S. Government agencies and corporations	$76,621,565	(978,159)	—	—	76,621,565	(978,159)
Obligations of states and political subdivisions	3,663,692	(12,863)	—	—	3,663,692	(12,863)
TRUP CDOs	—	—	1,237,737	(2,459,474)	1,237,737	(2,459,474)
U.S. agency residential mortgage-backed securities	53,124,575	(528,399)	54,376	(366)	53,178,951	(528,765)

	$133,409,832	(1,519,421)	1,292,113	(2,459,840)	134,701,945	(3,979,261)

	Less than 12 months		12 months or more		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
2008	fair value	losses	fair value	losses	fair value	losses
Obligations of U.S. Government agencies and corporations	$1,430,365	(6,577)	—	—	1,430,365	(6,577)
Obligations of states and political subdivisions	20,034,238	(525,473)	—	—	20,034,238	(525,473)
TRUP CDOs	—	—	1,416,729	(2,656,603)	1,416,729	(2,656,603)
Other debt securities	1,157,603	(66,446)	1,000,630	(334)	2,158,233	(66,780)
U.S. agency residential mortgage-backed securities	22,092,007	(113,749)	—	—	22,092,007	(113,749)

	$44,714,213	(712,245)	2,417,359	(2,656,937)	47,131,572	(3,369,182)

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

13.	We note the significant unrealized losses related to your trust preferred and non-agency mortgage backed securities at December 31, 2009. Please address the following:
•	Provide us with a full detailed analysis of these securities’ impairment as of December 31, 2009 and June 30, 2010 that identifies all available evidence, explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment; and

•	Provide us, and consider disclosing in future filings, a table detailing the following information for your trust preferred securities: deal name, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.
Company Response: The Company had no non-agency mortgage-backed securities at December 31, 2009 or June 30, 2010. We respectfully request that the Staff consider as sufficient in response to this Comment our proposed disclosures regarding expanded information about the four trust preferred issuances maintained by the Company at December 31, 2009 and 2008 in our response to Comment 12 above, and related information as of June 30, 2010 and 2009 in our response to Comment 17 below, in which we provide narrative information about the book and fair values of each of our four trust preferred pools and the present value of the cash flows therefrom at December 31, 2009 and June 30, 2010.
Note 7 — Income Taxes, page F-22
14.	We note you have no deferred tax asset valuation allowance reported for the periods presented. We understand that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is significant negative evidence. Please provide us with an analysis, for the year ended December 31, 2009 and the subsequent interim reporting periods, detailing both the positive and negative evidence considered to overcome such significant negative evidence (e.g., cumulative losses, MOUs, etc.) in determining the extent of any valuation allowance. Refer to ASC 740-10-30-21. To the extent that you believe a full valuation allowance is not warranted, tell us and provide a clear discussion addressing the reasons why you believe that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to ASC 740-10-30-5.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

Company Response: The components of the Company’s net deferred tax assets at December 31, 2009 are included on page F-23 of the Company’s 2009 Form 10-K, and include deferred tax assets of $5,014,352 for net operating losses of $15,131,700 for Federal income taxes that must be used by 2029, and a deferred tax asset of $565,114 for net operating losses of $10,274,802 for Florida state income taxes that must be used by 2023. Until December 31, 2009, the Company was in a net tax loss carryback position for Federal tax reporting purposes and in fact, received $2,019,898 of back taxes from the filing of its December 31, 2009 consolidated Federal income tax return. All other deferred tax assets have no time limit for their realization and in theory, will reverse in a relatively short time period (e.g., the deferred tax assets relating to the reserve for loan losses will, in fact, reverse as loans for which the reserve is maintained are charged off).

The Company has twenty years to utilize the Federal tax credit carryforward and fourteen years to utilize the Florida state tax credit carryforward, and believes that sufficient levels of taxable income will be generated during this time period to utilize the net operating loss carryforward for tax reporting purposes. The Company’s short and long-term projections call for the Company to again begin recording profitable operations in 2011 or 2012 on a consolidated basis and 2012 or 2013 for Reliance Bank, FSB.

The Company had been a profitable entity prior to the current economic downturn. It has expanded its underlying retail network and is well capitalized, which should allow for profitability to again be achieved as we come out of the economic recession. The Company’s net interest margin has improved significantly in the past year and operating expenses have been well controlled. Company management believes that its prognosis for continued existence and profitable operating performance is inherently positive, even as significant losses are being incurred presently.
Form 10-Q for the Quarterly Period Ended June 30, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Month Periods Ended June 30, 2010 and 2009, page 22
15.	We note you provide non-GAAP performance measures that appear to eliminate the effects of recurring items, particularly provision for loan loss and securities write-downs. It seems that the effects of such adjustments could more readily be discussed within the context of a GAAP based MD&A. Further, it is not clear how you have provided the required disclosures of Item 10(e) of Regulation S-K. Please advise, or revise your future filings to remove all such references to the non-GAAP measures. Please provide your proposed disclosure in the response to this comment.

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

Company Response: The Company will cease using such non-GAAP disclosures in its future filings.
Notes to Consolidated Financial Statements
16.	Considering the significance of your loan portfolio and the related allowance, please provide an interim summary of your loan loss experience (consistent with that of your presentation in Note 4, in your Form 10-K, page F-20), including the revisions noted in the aforementioned comments. Please provide your proposed disclosure in the response to this comment.

Company Response: We will revise our future quarterly reports on Form 10-Q to include a rollforward of the reserve for loan losses in the footnotes to the interim financial statements, similar to that disclosed in our annual financial statements. Following is the related disclosure for the six months ended June 30, 2010 and 2009 (in thousands of dollars), which is an example of the disclosure we will provide in future filings:

	2010	2009
Balance, January 1	$32,221	14,306
Provision charged to operations	17,320	16,250
Charge-offs	(13,653)	(7,026)
Recoveries of loans previously charged off	275	515

	$36,163	24,045

17.	Please provide to us, and revise your future filings to include, the disclosures required by ASC 320-10-50-6 and 50-7.

Company Response: We will revise our future filings to include the information requested. Following are the related disclosures at June 30, 2010 and 2009:

Provided below is a summary of available-for sale securities which were in an unrealized loss position at June 30, 2010 and 2009. The obligations of U.S. Government agencies and corporations and U.S. agency residential mortgage-backed securities with unrealized losses at June 30, 2010 and 2009 are primarily issued and guaranteed by the Federal Home Loan Bank, Federal National Mortgage Association, or the Federal Home Loan Mortgage Corporation. Obligations of states and political subdivisions in an unrealized loss position are primarily comprised of municipal bonds with adequate credit ratings, underlying collateral, and/or cash flow projections.

The market for TRUP CDOs at June 30, 2010 and 2009 was not active and markets for similar securities were also not active. The inactivity was evidenced first by a significant widening of the

Mr. Hugh West
Securities and Exchange Commission
October 13, 2010

bid-ask spread in the brokered markets in which TRUP CDOs trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive as a minimal number of TRUP CDOs have been issued since 2007. Very few market participants are willing and/or able to transact for these securities. The market values for these securities are very depressed relative to historical levels.

The TRUP CDOs at June 30, 2010 and 2009 were comprised of four separate pooled issuances, Pool #1, with payments coming from the “C” mezzanine traunch, had a book and fair value of $1,000,000 and $510,763, respectively, at June 30, 2010. The present value of the estimated cash flows of this issuance was $1,002,923 at June 30, 2010, with 25 original issuers in the pool, of which 24 issuers were performing at June 30, 2010.

Pool #2, with payments coming from the “B” mezzanine traunch, had a book and fair value of $930,307 and $307,265, respectively, at June 30, 2010. The present value of the estimated cash flows of this issuance was $977,453 at June 30, 2010, with 56 original issuers in the pool, of which 42 issuers were performing at June 30, 2010.

Pool #3, with payments coming from the “B-1” mezzanine traunch, had a pre-writedown book and fair value of $1,012,198 and $345,439, respectively, at June 30, 2010. The present value of the estimated cash flows of the issuance was $954,381 at June 30, 2010, with 64 original issuers in the pool, of which 42 issuers were performing at June 30, 2010. Accordingly, the Company has recorded an other-than-temporary realized impairment loss in 2010 of $57,817, for the difference between the book value and present value of the related estimated cash flows.

Pool #4, with payments coming from the “B” senior traunch, had a pre-writedown book and fair value of $762,964 and 23,469, respectively, at June 30, 2010. The present value of the estimated cash flows of the issuance was $779,203 at June 30, 2010, with 59 original issuers in the pool, of which only 15 issuers were performing at June 30, 2010. The Company had previously recorded an other-than-temporary realized impairment loss of $340,957 in 2009.

	Less than 12 months		12 months or more		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
2010	fair value	losses	fair value	losses	fair value	losses
Obligations of U.S. Government agencies and corporations	$—	—	—	—	—	—
Obligations of states and political subdivisions	—	—	—	—	—	—
TRUP CDOs	—	—	1,186,936	(2,460,716)	1,186,936	(2,460,716)
U.S. agency residential mortgage-backed securities	—	—	—	—	—	—

	$—	—	1,186,936	(2,460,716)	1,186,936	(2,460,716)

	Less than 12 months		12 months or more		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
2009	fair value	losses	fair value	losses	fair value	losses
Obligations of U.S. Government agencies and corporations	$30,600,710	(240,101)	—	—	30,600,710	(240,101)
Obligations of states and political subdivisions	16,090,170	(416,182)	1,060,152	(53,740)	17,150,322	(469,922)
TRUP CDOs	—	—	1,073,031	(2,843,549)	1,073,031	(2,843,549)
U.S. agency residential mortgage-backed securities	—	—	93,456	(769)	93,456	(769)

	$46,690,880	(656,283)	2,226,639	(2,898,058)	48,917,519	(3,554,341)

In addition, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission:

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * *
Should you have any questions regarding the above responses or require any additional information, please do not hesitate to call me at (314) 569-7202.
Very truly yours,

RELIANCE BANCSHARES, INC.
/s/ Allan D. Ivie, IV
Chief Executive Officer

/s/ Dale E. Oberkfell
Chief Financial Officer

Exhibit 7.1
RELIANCE BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2009, 2008, and 2007

	2009	2008	2007
Interest income:
Interest and fees on loans (note 4)	$67,628,744	70,336,468	55,098,966
Interest on debt securities:
Taxable	7,638,510	6,159,384	6,564,513
Exempt from Federal income taxes	1,272,637	1,524,562	1,533,958
Interest on short-term investments	49,305	188,793	489,535

Total interest income	76,589,196	78,209,207	63,686,972

Interest expense:
Interest on deposits (note 6)	33,601,012	34,650,719	33,435,555
Interest on short-term borrowings (note 8)	356,258	2,290,008	2,380,580
Interest on long-term Federal Home Loan Bank borrowings (note 9)	5,047,542	4,774,541	1,792,913

Total interest expense	39,004,812	41,715,268	37,609,048

Net interest income	37,584,384	36,493,939	26,077,924
Provision for possible loan losses (note 4)	53,450,000	11,148,000	3,186,500

Net interest income after provision for possible loan losses	(15,865,616)	25,345,939	22,891,424

Noninterest income:
Service charges on deposit accounts	975,664	796,653	509,352
Net gains on sale of debt securities (note 3)	1,346,565	321,113	157,011
Other noninterest income (note 5)	1,602,853	1,564,769	1,309,433

Total noninterest income	3,925,082	2,682,535	1,975,796

Noninterest expense:
Other than temporary impairment losses on available-for-sale securities:
Total other-than-temporary impairment losses	1,078,763	—	—
Less portion of other-than-temporary impairment losses recognized in other comprehensive income	(737,806)	—	—

Net impairment/loss realized	340,957	—	—
Salaries and employee benefits (note 10)	13,867,628	15,915,090	13,073,159
Other real estate expense	6,163,313	1,582,598	306,537
Occupancy and equipment expense (note 5)	4,256,769	4,503,125	3,388,327
FDIC assessments	2,745,432	912,093	561,579
Data processing	1,950,227	1,880,968	1,499,199
Advertising	149,435	778,072	569,658
Amortization of intangible assets	16,288	16,288	16,288
Other noninterest expenses	4,556,340	3,839,356	2,875,560

Total noninterest expense	34,046,389	29,427,590	22,290,307

Income (loss) before applicable income taxes	(45,986,923)	(1,399,116)	2,576,913
Applicable income tax expense (benefit) (note 7)	(16,629,562)	(1,079,886)	461,966

Net income (loss)	$(29,357,361)	(319,230)	2,114,947

Net income (loss)	$(29,357,361)	(319,230)	2,114,947
Preferred stock dividends	(1,647,111)	—	—

Net income (loss) available to common shareholders	$(31,004,472)	(319,230)	2,114,947

Per share amounts:
Basic earnings (loss) per share	$(1.49)	(0.02)	0.10
Basic weighted average shares outstanding	20,864,483	20,669,512	20,342,622
Diluted earnings (loss) per share	$(1.49)	(0.02)	0.10
Diluted weighted average shares outstanding	20,881,108	21,063,065	21,336,623

See accompanying notes to consolidated financial statements.

Exhibit 7.2
RELIANCE BANCSHARES, INC. AND SUBSIDIARIES
Interim Condensed Consolidated Statements of Operations
Three and Six Months Ended June 30, 2010 and 2009
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Interest income:
Interest and fees on loans	$14,671,909	16,998,726	30,123,935	34,669,969
Interest on debt securities:
Taxable	1,673,943	1,961,004	3,507,293	3,916,989
Exempt from Federal income taxes	294,650	310,178	600,912	650,231
Interest on short-term investments	15,988	5,758	32,543	22,721

Total interest income	16,656,490	19,275,666	34,264,683	39,259,910

Interest expense:
Interest on deposits	5,464,530	8,699,655	11,255,119	18,182,631
Interest on short-term borrowings	26,333	47,251	56,752	307,539
Interest on long-term Federal Home Loan Bank borrowings	955,082	1,245,663	1,924,001	2,477,633

Total interest expense	6,445,945	9,992,569	13,235,872	20,967,803

Net interest income	10,210,545	9,283,097	21,028,811	18,292,107
Provision for possible loan losses	9,628,000	14,000,000	17,320,000	16,250,000

Net interest income after provision for for possible loan losses	582,545	(4,716,903)	3,708,811	2,042,107

Noninterest income:
Service charges on deposit accounts	235,836	240,879	460,312	448,517
Net gains (losses) on sales of debt securities	201,069	(241)	265,760	(241)
Other noninterest income	348,689	422,880	714,104	750,012

Total noninterest income	785,594	663,518	1,440,176	1,198,288

Noninterest expense:
Other-than-temporary impairment losses on available-for-sale securities:
Total other-than-temporary impairment losses	666,759	1,040,871	666,759	1,040,871
Less portion of other-than-temporary impairment losses recognized in other comprehensive income	(608,942)	(894,793)	(608,942)	(894,793)

Net impairment loss realized	57,817	146,078	57,817	146,078
Salaries and employee benefits	3,223,969	3,435,246	6,488,951	7,315,701
Other real estate expense	1,222,042	1,452,500	2,595,829	1,762,163
Occupancy and equipment expense	1,074,211	1,086,386	2,161,230	2,212,318
FDIC assessment	754,397	1,157,449	1,538,915	1,660,982
Data processing	377,037	519,679	809,580	994,353
Advertising	16,859	28,192	35,751	175,502
Amortization of intangible assets	4,072	4,072	8,144	8,144
Other noninterest expenses	833,526	868,459	1,622,224	1,663,952

Total noninterest expense	7,563,930	8,698,061	15,318,441	15,939,193

Loss before applicable income taxes	(6,195,791)	(12,751,446)	(10,169,454)	(12,698,798)
Applicable income tax benefit	(2,692,536)	(4,378,551)	(4,167,494)	(4,416,777)

Net loss	$(3,503,255)	(8,372,895)	(6,001,960)	(8,282,021)

Net loss	$(3,503,255)	(8,372,895)	(6,001,960)	(8,282,021)
Preferred stock dividends	(551,251)	(557,111)	(1,100,142)	(557,111)

Net loss available to common shareholders	$(4,054,506)	(8,930,006)	(7,102,102)	(8,839,132)

Per share amounts:
Basic loss per share	$(0.19)	(0.43)	(0.34)	(0.43)
Basic weighted average shares outstanding	21,221,753	20,855,898	21,097,611	20,801,385
Diluted loss per share	$(0.19)	(0.43)	(0.34)	(0.42)
Diluted weighted average shares outstanding	21,221,753	20,859,102	21,097,611	20,839,274
See accompanying notes to interim condensed consolidated financial statements.

Exhibit 7.3
RELIANCE BANCSHARES, INC. AND SUBSIDIARIES
Interim Condensed Consolidated Statements of Operations
Three Months Ended March 31, 2010 and 2009

	2010	2009
Interest income:
Interest and fees on loans	$15,452,027	17,671,243
Interest on debt securities:
Taxable	1,833,350	1,955,985
Exempt from Federal income taxes	306,262	340,054
Interest on short-term investments	16,555	16,963

Total interest income	17,608,194	19,984,245

Interest expense:
Interest on deposits	5,790,589	9,482,976
Interest on short-term borrowings	30,419	260,288
Interest on long-term Federal Home Loan Bank borrowings	968,919	1,231,970

Total interest expense	6,789,927	10,975,234

Net interest income	10,818,267	9,009,011
Provision for possible loan losses	7,692,000	2,250,000

Net interest income after provision for possible loan losses	3,126,267	6,759,011

Noninterest income:
Service charges on deposit accounts	224,476	207,638
Net gains on sale of debt securities	64,691	—
Other noninterest income	365,415	327,131

Total noninterest income	654,582	534,769

Noninterest expense:
Salaries and employee benefits	3,264,982	3,880,456
Occupancy and equipment expense	1,087,020	1,125,932
Other real estate expense	1,373,787	309,663
FDIC assessments	784,518	503,533
Data processing	432,543	474,674
Amortization of intangible assets	4,072	4,072
Other noninterest expenses	807,590	942,802

Total noninterest expense	7,754,512	7,241,132

Income (loss) before applicable income taxes	(3,973,663)	52,648
Applicable income tax benefit	(1,474,958)	(38,226)

Net income (loss)	$(2,498,705)	90,874

Net income (loss)	$(2,498,705)	90,874
Preferred stock dividends	(548,891)	—

Net income (loss) available to common shareholders	(3,047,596)	90,874

Per share amounts:
Basic earnings (loss) per share	$(0.15)	< 0.01
Basic weighted average shares outstanding	20,972,091	20,746,267
Diluted earnings (loss) per share	$(0.15)	<0.01
Diluted weighted average shares outstanding	20,972,091	20,818,840

See accompanying notes to interim condensed consolidated financial statements and accountants’ review report.

Exhibit 7.4
RELIANCE BANCSHARES, INC. AND SUBSIDIARIES
Interim Condensed Consolidated Statements of Operations
Three and Nine Months Ended September 30, 2009 and 2008
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Interest income:
Interest and fees on loans	$16,705,289	18,669,323	51,375,259	51,484,539
Interest on debt and equity securities:
Taxable	1,909,531	1,636,351	5,873,340	4,806,351
Exempt from Federal income taxes	312,195	387,887	962,426	1,176,754
Interest on short-term investments	7,076	51,471	29,817	162,797

Total interest income	18,934,091	20,745,032	58,240,842	57,630,441

Interest expense:
Interest on deposits	7,835,261	8,662,923	26,017,912	25,694,396
Interest on short-term borrowings	22,734	571,906	330,272	1,680,996
Interest on long term Federal Home Loan Bank borrowings	1,237,276	1,375,939	3,714,910	3,463,592

Total interest expense	9,095,271	10,610,768	30,063,094	30,838,984

Net interest income	9,838,820	10,134,264	28,177,748	26,791,457
Provision for possible loan losses	11,450,000	1,800,000	27,700,000	8,539,000

Net interest income (loss) after provision for possible loan losses	(1,611,180)	8,334,264	477,748	18,252,457

Noninterest income:
Service charges on deposit accounts	265,069	209,682	713,587	582,678
Net gains on sales of debt and equity securities	807,172	117	806,931	312,250
Other noninterest income	399,286	374,521	1,102,477	1,095,250

Total noninterest income	1,471,527	584,320	2,622,995	1,990,178

Noninterest expense:
Other-than-temporary impairment losses on available-for-sale securities:
Total other-than-temporary impairment losses	924,671	—	1,070,748	—
Less portion of other-than-temporary impairment losses recognized in other comprehensive income	(750,827)	—	(750,827)	—

Net impairment loss realized	173,844	—	319,921	—
Salaries and employee benefits	3,319,920	4,219,635	10,635,621	12,628,179
Occupancy and equipment expense	1,119,182	1,212,522	3,331,499	3,375,614
Other real estate owned expense	2,066,751	409,275	3,828,915	884,578
FDIC assessment	675,279	291,821	2,336,261	668,888
Data processing	505,299	473,512	1,499,653	1,359,070
Advertising	25,528	289,770	201,030	791,351
Amortization of intangible assets	4,072	4,072	12,216	12,216
Other noninterest expenses	836,886	900,264	2,500,838	2,930,990

Total noninterest expense	8,726,761	7,800,871	24,665,954	22,650,886

Loss before applicable income taxes	(8,866,414)	1,117,713	(21,565,211)	(2,408,251)
Applicable income tax benefit	(3,091,023)	266,621	(7,507,800)	(1,198,888)

Net income (loss)	$(5,775,391)	851,092	(14,057,411)	(1,209,363)

Net income (loss)	$(5,775,391)	851,092	(14,057,411)	(1,209,363)

Preferred stock dividends	(545,000)	—	(1,102,111)	—

Net income (loss) available to common shareholders	$(6,320,391)	851,092	(15,159,522)	(1,209,363)

Per share amounts:
Basic earnings (loss) per share	$(0.30)	0.04	(0.73)	(0.06)
Basic weighted average shares outstanding	20,918,020	20,687,321	20,840,691	20,656,388
Diluted earnings (loss) per share	$(0.30)	0.04	(0.73)	(0.06)
Diluted weighted average shares outstanding	20,918,020	20,920,384	20,862,858	21,048,143
See accompanying notes to interim condensed consolidated financial statements.